September 30, 2013	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

VIA EDGAR AND OVERNIGHT DELIVERY Loan Lauren P. Nguyen Special Counsel U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549	Edward S. Best Direct Tel +1 312 701 7100 Direct Fax +1 312 706 8106 ebest@mayerbrown.com

Re:	Potbelly Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed September 23, 2013

File No. 333-190893

Dear Ms. Nguyen:

This letter is being furnished on behalf of Potbelly Corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 27, 2013 to Aylwin Lewis, Chief Executive Officer of the Company, with respect to the above-referenced filing.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Amendment No. 2”). Amendment No. 2 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of the Registration Statement, two of which have been marked to show changes from the filing of the most recently amended registration statement.

Mayer Brown LLP

Loan Lauren P. Nguyen

September 30, 2013

Prospectus Cover Page

1.	Your disclosure that “[t]he underwriters may also exercise their option to purchase up to an additional 1,125,000 shares from [you] at the public offering price” is inconsistent with your statement on page 120 that “[you] and the selling shareholders have granted an option to the underwriters . . . to purchase up to 1,125,000 additional shares at the public offering price.” Please revise for consistency.

Response: The Company acknowledges the Staff’s comment and has revised pages 24 and 120 of the prospectus to conform to the disclosure on the prospectus cover page.

The Offering, page 6

2.	We note your disclosure in the last complete paragraph on page 7 that “an increase or decrease in the assumed initial public offering price of $10.00 per shares would increase or decrease the 12,434 shares assumed to be sold by such selling stockholders.” Please clarify here how such increases or decreases in the initial public offering price will affect the number of the 12,434 shares offered by the selling stockholders. In this regard, we note your disclosure on page 106 in footnotes 9 and 10. You also state that “[a]ssuming no change in the 7,500,000 shares being sold in this offering, an increase or decrease in the number of shares sold by such selling stockholders will result in an equivalent decrease or increase in the number of shares being sold by us.” With a view towards revised disclosure, please tell us whether the 137,834 shares offered by the selling shareholders includes the 12,434 shares. To the extent that it does, by way of example, explain why an increase of the 12,434 shares offered by the selling stockholders would result in a decrease in the number of shares you offer.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the 137,834 shares offered by the selling stockholders includes the 12,434 shares proposed to be issued by the Company upon a cashless exercise of options by certain selling stockholders at an assumed exercise price of $10.00 per share. Regardless of the initial public offering price, the Company intends that the total number of shares offered by both the Company and the selling stockholders will equal 7,500,000 shares, without assuming exercise by the underwriters of their over-allotment option.

Accordingly, increases or decreases in the initial public offering price will affect the number of shares offered by the selling stockholders and the Company as follows:

•	Based on an estimated initial public offering price of $11.00 per share (the high end of the price range set forth on the cover page of this prospectus), the Company will issue 7,245 shares of common stock to John Morlock and 9,102 shares of common stock to Carl Segal upon the cashless exercise of options, all of which will be offered and sold in the offering. Consequently, the total number of shares offered by John and Carl will increase from 12,434 to 16,347 shares (an increase of 3,913 shares), the total number of shares offered by all selling stockholders will increase from 137,834 to 141,747 shares (an increase of 3,913 shares), and the total number of shares offered by the Company will decrease from 7,362,166 to 7,358,253 shares (a decrease of 3,913 shares).

Mayer Brown LLP

Loan Lauren P. Nguyen

September 30, 2013

•	Based on an estimated initial public offering price of $9.00 per share (the low end of the price range set forth on the cover page of this prospectus), the Company will issue 2,841 shares of common stock to John Morlock and 4,811 shares of common stock to Carl Segal upon the cashless exercise of options, all of which will be offered and sold in the offering. Consequently, the total number of shares offered by John and Carl will decrease from 12,434 to 7,652 shares (a decrease of 4,782 shares), the total number of shares offered by all selling stockholders will decrease from 137,834 to 133,052 shares (a decrease of 4,782 shares), and the total number of shares offered by the Company will increase from 7,362,166 to 7,366,948 shares (an increase of 4,782 shares).

The Company has revised the disclosure on page 7 and in footnotes 9 and 10 on page 106 of the prospectus accordingly.

Principal and Selling Stockholders, page 104

3.	We note your disclosure on page 107 in footnote 21 that Wilblairco II, LLC is an affiliate of a broker dealer. Please disclose here or in your Underwriting section that Wilblairco II, LLC is a statutory underwriter or provide an analysis as to why you believe such person is not acting as a statutory underwriter.

Response: For the reasons described below, the Company respectfully submits that it believes neither Wilblairco II, LLC (“WBC II”) nor Wilblairco Associates (“WBC Associates”), another selling stockholder and affiliate of the same broker dealer, should be deemed to be a statutory underwriter pursuant to Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and that no revision to the prospectus is necessary in this regard.

Background

WBC II and WBC Associates have maintained their investments in the Company for many years. As described more fully below, WBC Associates has held an investment in the Company for more than ten years, and WBC II has held an investment in the Company for more than eight years. Additionally, WBC II and WBC Associates each acquired Company shares for investment purposes and not with a view towards distribution. At this time, WBC II and WBC Associates are seeking to partially monetize their investments by opportunistically selling a portion of their shares in this offering.

Mayer Brown LLP

Loan Lauren P. Nguyen

September 30, 2013

Staff Guidance

Section 2(a)(11) of the Securities Act defines an “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”

The question of whether a selling stockholder is a statutory underwriter depends on the facts and circumstances. The Staff’s Compliance and Disclosure Interpretation 128.04 provides that the analysis of whether a selling stockholder is an underwriter with respect to resales of such securities “depends on the particular facts and circumstances of the particular case.” See also SEC Release 33-6383.

The Staff issued further guidance in Compliance and Disclosure Interpretation 612.09, which provides a list of six factors that should be considered when evaluating whether a selling stockholder is a statutory underwriter. Specifically, this guidance states that “[c]onsideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Analysis

Each of the six factors of Compliance and Disclosure Interpretation 612.09 is discussed below.

1)	How long the selling shareholders have held the shares.

Each of WBC II and WBC Associates have maintained its investment in the Company for many years. WBC Associates has held Company shares for more than ten years, purchasing in three separate private placements in February 2003, October 2003 and March 2005. WBC II has held Company shares for more than eight years, also purchasing in three separate private placements in March 2005, February 2006 and January 2009. The length of time that each such stockholder has held shares prior to this offering demonstrates that the stockholders acquired the shares with an intention to hold them as an investment and not as underwriters with an intent to distribute the shares.

2)	The circumstances under which the selling shareholders received the shares.

Each of WBC II and WBC Associates acquired the shares as an investment and not as part of an underwritten offering. In a typical underwritten offering, the issuer issues securities to the underwriter for cash, at a discount to the market price to compensate the underwriter for its selling efforts and for bearing market risk. The shares of the Company were not issued to WBC II and WBC Associates at a discount. We believe the facts surrounding the sale and issuance of the shares to these stockholders do not support a conclusion that either of these stockholders was acquiring the shares for the purposes of distributing them on behalf of the Company.

Mayer Brown LLP

Loan Lauren P. Nguyen

September 30, 2013

3)	The selling shareholders’ relationship to the issuer.

WBC II and WBC Associates do not have any relationship with the Company other than by ownership of Company shares as long-term investors. In addition, neither of these stockholders had a prior relationship with the Company before acquiring the shares. Although an affiliate of these stockholders is an underwriter for this offering, the Company does not have an underwriting relationship with either of WBC II and WBC Associates. Moreover, the stockholders’ affiliate, William Blair & Company, LLC, was only chosen as an underwriter for this offering within the past year.

WBC II and WBC Associates are included as selling stockholders in the offering pursuant to piggyback registration rights exercised by the stockholders pursuant to a registration rights agreement described in the Registration Statement. The stockholders negotiated the registration rights for a variety of business reasons, and, in any case, the rights were not granted by the Company for the purposes of conducting a distribution through the stockholders. The registration rights agreement and the resulting arrangement among the Company and the stockholders have terms that are typically found in similar long-term investments in private companies. The decision to exercise these registration rights now were made solely by the stockholders and not by the Company.

Each of these stockholders acquired their shares as an investment in the Company and is not acting as a conduit for the Company; they are investors, who after being at risk for their investment, are opportunistically seeking partial investment liquidity. To the extent these stockholders sell shares in this offering, the stockholders will retain all proceeds therefrom. The Company will not receive any of the net proceeds from the sales of shares by the selling stockholders in the offering.

4)	The amount of shares to be sold by the selling shareholders.

As of June 30, 2013, the Company had 20,631,941 shares of common stock outstanding (assuming the conversion of all outstanding shares of all series of preferred stock into, and the exercise of all outstanding Series F warrants for, common stock). In the offering, the Company seeks to register 7,362,166 shares on its own behalf and 137,834 shares on behalf of all selling stockholders, including 94,907 shares on behalf of WBC II and WBC Associates, which represents less than:

•	0.5% of the total number of outstanding shares of the Company issued and outstanding as of June 30, 2013; and

Mayer Brown LLP

Loan Lauren P. Nguyen

September 30, 2013

•	10.8% of the total number of outstanding shares of the Company issued and outstanding owned by WBC II and WBC Associates prior to the offering.

This relatively minor percentage of shares should not be construed as an offering by these selling stockholders on behalf of the Company.

5)	Whether the selling shareholders are in the business of underwriting securities.

In connection with the filing of the Registration Statement, the Company confirmed that, although both of WBC II and WBC Associates are affiliates of a broker dealer, none of the actual selling stockholders are in the business of underwriting securities or are registered as broker dealers. Each of WBC II and WBC Associates have a long history of investing in different businesses and own the Company’s shares for its own account for investment purposes and not with a view towards distribution. Such selling stockholders are not acting on behalf of the Company with respect to the shares being resold because the Company has no contractual, legal or other relationship with the selling stockholders that would control the timing, nature or amount of resales of the shares or whether the shares are even resold at all.

6)	Whether under all the circumstances it appears that the selling shareholders are acting as a conduit for the issuer.

The facts above do not support the conclusion that WBC II and WBC Associates are acting as a conduit for the Company. Each of such stockholders has endured the long-term market and credit risk of their investment in the shares. In contrast, underwriters typically desire to allocate shares before they are even acquired to eliminate market risk, among other reasons.

Neither of WBC II or WBC Associates will receive a commission or other remuneration from the Company if and when their shares are sold. These selling stockholders will pay any broker dealer fees or underwriting discounts and commission directly to such broker dealers or underwriters, as applicable. The Company will not receive any of the proceeds from the sale of shares by the selling stockholders pursuant to the Registration Statement. Therefore, the investments by WBC II and WBC Associates cannot realistically be characterized as the Company indirectly selling shares into the market to raise capital. These facts support the conclusion that WBC II and WBC Associates are not acting on behalf of the Company or as a conduit for the Company selling shares into the open market for a profit.

Accordingly, the Company respectfully submits that based on the totality of the facts and circumstances, WBC II and WBC Associates should not be deemed statutory underwriters in this case.

Mayer Brown LLP

Loan Lauren P. Nguyen

September 30, 2013

Exhibit 5.1

4.	Please have counsel revise section (b) of its opinion on page 2 of Exhibit 5.1 to state that the Secondary Shares are validly issued, fully paid and non-assessable as such shares are already issued and outstanding.

Response: The Company acknowledges the Staff’s comment and has revised section (b) on page 2 of Exhibit 5.1 to state that (i) the presently issued and outstanding Secondary Shares are validly issued, fully paid and non-assessable and (ii) the Secondary Shares issuable upon the cashless exercise of options by certain selling stockholders will be validly issued, fully paid and non-assessable when issued, sold and delivered upon the terms of the option agreements governing such options.

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If you have any questions regarding the foregoing, feel free to contact the undersigned at (312) 701-7100 or Jennifer Carlson at (312) 701-8591.

Sincerely,

/s/ Edward S. Best

Edward S. Best

Cc:	Sonia Bednarowski, Securities and Exchange Commission

Kristin Shifflett, Securities and Exchange Commission

Margery Reich, Securities and Exchange Commission

Aylwin Lewis, Potbelly Corporation

Charlie Talbot, Potbelly Corporation

Matt Revord, Potbelly Corporation